FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number: 333-126534

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

BAIDU.COM, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: August 24, 2005

Exhibit 99.1

Baidu Announces Unaudited Financial Results for Second Quarter of 2005

Continued Growth and Focused Investments in Chinese Search

BEIJING, China, August 23, 2005 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced unaudited financial results for the quarter ended June 30, 20051. It is Baidu’s first earnings announcement since its listing on the NASDAQ National Market on August 5, 2005.

According to Alexa.com, Baidu.com was the 6th largest website globally for the three months period ended August 23, 2005 and the 4th largest website globally for the one week period ended August 23, 2005, as measured by user traffic that reflects page views and reach during the applicable period.

Highlights of Second Quarter of 2005

•	Total revenues increased to RMB69.7 million ($8.4 million), representing a 52.6% growth from the previous quarter and a 188.6% growth from the corresponding year in 2004.

•	Net income increased to RMB12.1 million ($1.5 million), representing a 381.8% growth from the previous quarter and a 625.5% growth from the corresponding period in 2004.

•	The number of active online marketing customers increased to 41,248, representing a 29.8% growth from the previous quarter and a 142.6% growth from the corresponding period in 2004.

•	Headcount increased by 103 persons to 750 persons, reflecting continued investments in research and development as well as sales and marketing.

“We are very pleased with the results of the second quarter, showing the continued, robust increase in revenues and expansion of our customer base. We are particularly excited that our dedication to enhancing user experience has attracted more and more users to use Baidu for their information needs,” said Robin Li, Baidu’s Chairman and CEO.

“Our recent successful IPO demonstrated strong investor confidence in the prospects of China’s Internet search market, in our business model as well as in our management team. Going forward, we will continue to focus on Chinese language search,” Robin Li added.

“China’s online marketing sector, and the search-based pay-for-performance model in particular, is still at an early stage of development but is evolving rapidly. Baidu will continue to make focused investments in our products, technology and marketing in order to maintain our leadership position in this rapidly developing market and to provide the best search experience to Chinese Internet users,” said Shawn Wang, Baidu’s CFO.

Unaudited Financial Results for Second Quarter of 2005

Total net revenues for the second quarter of 2005 were RMB65.2 million ($7.9 million), representing a 52.9% increase from the previous quarter and a 185.5% increase from the corresponding period in 2004.

Online marketing revenues for the second quarter of 2005 were RMB66.7 million ($8.1 million), representing a 55.1% increase from the previous quarter and a 211.9% increase from the corresponding period in 2004. The significant growth in the quarterly online marketing revenues was primarily attributable to the catch-up effect of the post-Chinese New Year holiday period, as well as Baidu’s expanded marketing efforts which led to the increases in the number of active online marketing customers and revenue per online marketing customer. As

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate as of June 30, 2005, which was RMB 8.2765 to US$1.00.

highlighted above, the number of active online marketing customers increased to 41,248, representing a 29.8% growth from the previous quarter and a 142.6% growth from the corresponding period in 2004. Average revenue per online marketing customer increased to RMB1,613.9 ($195), representing an 18.9% growth from the previous quarter and a 28.3% growth from the corresponding period in 2004.

Traffic acquisition cost was RMB4.3 million ($0.5 million), decreasing to 6.1% of total revenues from 11.4% in the corresponding period in 2004.

Selling and marketing expenses, as components of operating expenses, were RMB16.0 million ($1.9 million), representing an increase of 90.5% from the previous quarter and 225.3% from the corresponding quarter in 2004. The increases were primarily attributable to the increase in sales and marketing personnel and expanded marketing efforts.

Operating profit on a GAAP basis was RMB11.9 million ($1.4 million), representing a 336.8% increase from the previous quarter and 687.6% from the corresponding period in 2004. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB18.1 million ($2.2 million) for the second quarter of 2005, representing a 104.2% increase from the previous quarter and a 224.6% increase from the corresponding period in 2004.

Net income on a GAAP basis was RMB12.1 million ($1.5 million), representing a 381.8% increase from the previous quarter and a 625.5% increase from the corresponding period in 2004. Net income excluding share-based compensation expenses (non-GAAP) was RMB18.2 million ($2.2 million) for the second quarter of 2005, a 110.8% increase from the previous quarter and a 218.0% increase from the corresponding period in 2004. Basic and diluted earnings per ADS for the second quarter of 2005 amounted to RMB0.99 ($0.12) and RMB0.39 ($0.05), respectively.

Adjusted EBITDA (non-GAAP), defined here as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB24.8 million ($3.0 million) for the second quarter for 2005, representing a 75.7% increase from the previous quarter and a 235.1% increase from the corresponding period in 2004.

Capital expenditures (including acquisitions) totaled RMB15.6 million ($1.9 million) for the second quarter of 2005, representing a 200.4% increase from the corresponding period in 2004, as a result of our expanded expenditures on operational activities.

Cash and cash equivalents, as of June 30, 2005, amounted to RMB210.7 million ($25.5 million), up from RMB200.2 million ($24.2 million) as of March 31, 2005. Operating cash flow was RMB32.0 million ($3.9 million) for the second quarter of 2005, as compared to RMB14.8 million ($1.8 million) for the previous quarter and RMB13.0 million ($1.6 million) for the corresponding period in 2004.

Outlook for Third Quarter 20052

Baidu currently expects to generate total revenues in an amount ranging from RMB77.4 million ($9.6 million) to RMB81.2 million ($10.0 million) for the third quarter of 2005, representing a 139-151% growth from the corresponding period in 2004. This forecast reflects only the company’s current and preliminary view, which is subject to change.

[2]	Translations from RMB to U.S. dollars for amounts referred to in the paragraph under the heading “Outlook for Third Quarter of 2005” are based on the effective exchange rate as of August 23, which was RMB8.10469 to US$1.00.

Conference Call Information

In light of the recent IPO, Baidu will not host a conference call for this announcement. However, Baidu intends to conduct conference calls for future earnings releases. This release is also available at www.baidu.com.

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ National Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; expected changes in our margins and certain cost or expense items as a percentage of our revenues; our ability to attract and retain users and customers; competition in the Chinese language Internet search market; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright, patent and other intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About non-GAAP Financial Measures

To supplement Baidu’s unaudited consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses and net income excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the back of this release.

Baidu believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Baidu’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Investor Contact

Cynthia He

Baidu.com, Inc.

Tel: (86)10 8262 1188

ir@baidu.com

Media Contact

Asia

Rachel Chan

Hill & Knowlton (Hong Kong)

Tel: (852) 2894 6309

rachel.chan@hillandknowlton.com.hk

US

Stefan Anikewich

Hill & Knowlton (New York)

Tel: (1) 212 885 0505

stefan.anikewich@hillandknowlton.com

Baidu.com, Inc.

Unaudited Condensed Consolidated Balance Sheet

(in RMB thousands)	June 30, 2005	March 31, 2005	December 31, 2004	Pro forma[3] June 30, 2005
Cash and cash equivalents	210,696	194,255	200,196	210,696
Account receivable, net	21,038	14,962	9,645	21,038
Other current assets	7,929	4,699	2,421	7,929

Total current assets	239,663	213,916	212,262	239,663

Fixed assets	58,194	45,462	35,932	58,194
Intangibles	12,806	13,577	12,953	12,806
Goodwill	8,731	8,352	—	8,731
Other non-current assets	9,048	2,989	1,059	9,048

Total non-current assets	88,779	70,380	49,944	88,779

Total assets	328,442	284,296	262,206	328,442

Accrued expenses and other liabilities	39,799	27,258	21,900	39,799
Customers’ deposits	42,065	32,781	25,990	42,065
Deferred revenue	7,607	7,563	6,302	7,607

Total current liabilities	89,471	67,602	54,192	89,471

Redeemable convertible preferred shares	211,352	211,352	211,352	—

Shareholders’ equity (deficit)	27,619	5,342	(3,338)	238,971

Total liabilities, redeemable convertible
Preferred shares and shareholders’ equity (deficit)	328,442	284,296	262,206	328,442

[3]	The pro forma balance sheet information as of June 30, 2005 assumes the conversion of the Company’s outstanding redeemable convertible preferred shares as of June 30, 2005 into 16,648,877 Class B ordinary shares.

Baidu.com, Inc.

Unaudited Condensed Consolidated Income Statement

	For the Three Months Ended
(in RMB thousands except for share, per share and per ADS information)	June 30, 2005	June 30, 2004	March 31, 2005
Revenues
Online marketing services	66,721	21,389	43,019
Enterprise search software and related services	2,604	2,090	2,076
Portal search services	378	669	581

Total revenues	69,703	24,148	45,676
Less: business tax and surcharges	(4,529)	(1,320)	(3,048)

Total net revenues	65,174	22,828	42,628

Operating cost and expenses
Cost of revenues (note1)	(16,386)	(6,911)	(12,570)
Selling, general and administrative	(23,725)	(8,054)	(15,698)
Research and development	(6,930)	(2,276)	(5,479)
Share-based compensation (note2)	(6,169)	(4,068)	(6,142)

Total operating cost and expenses	(53,310)	(21,309)	(39,889)

Operating profit	11,964	1,519	2,739

Interest income	920	8	777
Other income, net	342	134	—

Net income before tax	13,226	1,661	3,516
Taxation	(1,175)	—	(1,015)

Net Income	12,051	1,661	2,501

Earnings per Share for Class A and Class B ordinary shares, and per ADS:
Basic	0.99	0.15	0.22
Diluted	0.39	0.06	0.08
Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	12,156,710	10,887,505	11,507,953
Diluted	30,518,035	27,613,768	29,807,745
Pro forma earnings per share on an as converted basis for Class A and Class B ordinary shares, and per ADS[4]:
Basic	0.42
Diluted	0.39

Pro forma weighted average aggregate number of ordinary shares outstanding on an as converted basis for Class A and Class B ordinary shares[4]:
Basic	28,805,587
Diluted	30,518,035

(1) Cost of revenues is analysed as follows:

Traffic acquisition costs	(4,270)	(2,762)	(2,339)
Bandwidth costs	(4,032)	(1,444)	(3,821)
Depreciation	(4,712)	(1,429)	(3,719)
Other	(3,372)	(1,276)	(2,691)

Total cost of revenues	(16,386)	(6,911)	(12,570)

(2) Share-based compensation expenses are allocated as follows:

Cost of revenues	233	431	228
Selling, general and administrative	4,222	2,896	4,825
Research and development	1,714	741	1,089

	6,169	4,068	6,142

[4]	Pro forma basic and diluted earnings per share is computed by dividing net income by weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred shares upon closing of the initial public offering as if the conversion had occurred at the beginning of the period, or when the preferred shares were issued, if later.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended June 30, 2004			Three months ended March 31, 2005			Three months ended June 30, 2005
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	1,519	4,068	5,587	2,739	6,142	8,881	11,964	6,169	18,133

	Three months ended June 30, 2004			Three months ended March 31, 2005			Three months ended June 30, 2005
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	1,661	4,068	5,729	2,501	6,142	8,643	12,051	6,169	18,220

(*)	The adjustment is for share-based compensation expenses

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended June 30, 2004	As a % of revenues	Three months ended March 31, 2005	As a % of revenues	Three months ended June 30, 2005	As a % of revenues
Net cash provided by operating activities	13,044	57%	14,811	35%	32,034	49%

Changes in assets and liabilities, net of effects of acquisitions	(5,510)	-24%	(951)	-2%	(7,177)	-11%
Provision for income taxes	0	0%	1,015	2%	1,175	2%
Interest income and other, net	(142)	-1%	(777)	-2%	(1,261)	-2%

Adjusted EBITDA	7,392	32%	14,098	33%	24,771	38%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses